UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Pearson to acquire Wall Street Institute

29 July 2010

Pearson to acquire Wall Street Institute:

Acquisition extends Pearson's position as world leader in English language teaching

Pearson, the education and information company, is today announcing the acquisition of Wall Street Institute from an affiliate of the The Carlyle Group and Citi Private Equity for $92m in cash.

Wall Street Institute (WSI) provides premium spoken English training for adults through a proprietary learning model combining web-based content, class-based instruction and digital and printed learning materials.

WSI currently has approximately 340 franchised learning centres in 25 territories across Asia, Europe, the Middle East and Latin America. Its major markets currently include France, Italy, Turkey, Chile, Venezuela, Colombia, Hong Kong, Korea and Taiwan. WSI supports its franchisees through an international management infrastructure made up of approximately 50 employees across the Americas and Europe. WSI also directly operates a small number of learning centres, primarily in Germany, as flagship centres for testing new products and sharing best practice across the franchise network.

WSI earned revenues of approximately $60m in 2009. Pearson expects the acquisition to be earnings neutral in 2011 as it invests to expand the business in high growth markets, and to enhance adjusted EPS and generate a return above Pearson's cost of capital from 2012.

The acquisition reunites Wall Street Institute with Wall Street English, China's leading provider of premium English language training for adults, which has 44 centres across China and which Pearson acquired from Wall Street Institute in 2009. In addition, Pearson now has 23 English language training centres for children in Beijing and Shanghai under the Longman Schools brand drawing on Pearson's global English language training materials and digital learning programmes.

The market for English language training is large and growing. The British Council estimates worldwide consumer spending on English language training to be $50bn with the highest growth expected in Asia, the Middle East, Latin America and Eastern Europe. WSI is focussed on the expanding demographic of aspiring young professionals and holds a number one or number two position in most of the markets in which it operates.

The combined business will be led by David Kedwards, currently CEO of Wall Street English in China. Building on the successful integration and expansion of Wall Street English, Pearson intends to support WSI's instructional process with its content, assessment and technology, and to include premium content from other parts of the company including Penguin and the Financial Times. Pearson plans to retain the Wall Street Institute brand, which has high recognition and a strong reputation in its key markets, and to invest in new centres in both existing and new markets.

John Fallon, chief executive of Pearson's International Education business, said:

"The growth of English is a powerful global trend. English language skills unlock opportunities for students of any age to progress in their education, their careers and their lives. Wall Street English has become a highly valued part of Pearson and we have learnt a great deal from its people and their approach to effective language learning. Just as Wall Street English provided a platform for Pearson's expansion in English teaching in China, so Wall Street Institute provides that platform on an international basis. This is an exciting and important move for Pearson that will accelerate our goal of being the world's pre-eminent provider of English language learning content, technology and services."

ENDS

For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith                              + 44 (0) 207 010 2310

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   29 July, 2010

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary